                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3) *

                               CERUS CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON SHARES $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  157085 10 1
           ---------------------------------------------------------
                                (CUSIP Number)


                                Jan Stern Reed
                           BAXTER INTERNATIONAL INC.
                              One Baxter Parkway
                          Deerfield, Illinois 60015
                                 847.948.2212

________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 29, 2001
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format should include a signed original and five
      (5) copies of the schedule. See Rule 13d-7(b) for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
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CUSIP No. 157085 10 1
          -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      BAXTER INTERNATIONAL INC. ("Parent")
      I.R.S Identification Number: 36-0781620

      BAXTER HEALTHCARE CORPORATION ("Holder")
      I.R.S Identification Number: 36-2604143
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2    (a) [_]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instruction)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 3(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             270,337
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          270,337
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      270,337
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                               Page 2 of 6 Pages

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CUSIP No. 157085 10 1
          -----------

This Amendment No. 3 to Schedule 13D (the "Amendment") relates to the holdings of Baxter Healthcare Corporation, a Delaware corporation ("Holder") of common stock, $0.001 par value per share ("Common Stock") of Cerus Corporation, a Delaware corporation (the "Company"). The Amendment amends and supplements the previously filed Schedule 13D, as amended, as follows:

Item 4.  PURPOSE OF TRANSACTION. The following is hereby added to the end of
         Item 4.

         Holder disposed of 1,800,000 shares of Common Stock on June 29, 2001.

         Holder contributed, in a private placement, 1,800,000 shares of Common Stock to the Baxter International Inc. and Subsidiaries Pension Trust, effective June 29, 2001, at the closing price of the Company's Common Stock per share, on June 28, 2001, as reported in the NASDAQ national market quotation service.

         In addition, Section 4.2 of the Red Cell Agreement has been amended as set forth in Exhibit 7.4, which Exhibit is incorporated herein by reference.

         Accounting Treatment
         --------------------

         The accounting gain from this disposition of Common Stock will be substantially offset by impairment charges for non-strategic investments and assets of Holder or Parent.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER:

         Except as set forth herein, neither Holder, or Baxter International Inc., a Delaware corporation (the "Parent"), nor, to the best of the knowledge of Holder and Parent, any director or executive officer of Holder or Parent beneficially owns any other shares of Common Stock of the Company.

         (a) As of July 2, 2001, Holder and Parent beneficially owned an aggregate of 270,337 shares of Common Stock, which constitute approximately 1.7% of the total number of presently outstanding shares of Common Stock. No further reports will be made on behalf of Holder or Parent.

         (b) Holder and Parent share the power to vote and dispose of the Common Stock.

         (c)   Not Applicable.

         (d)   Not Applicable.

         (e)   Not Applicable.

Item 6.  CONTRACTS OR ARRANGEMENTS WITH RESPECT TO ISSUER SECURITIES.
         The disclosure in Item 6 is amended to add this sentence at the end of the final paragraph of this Section.

         Section 4.2 of the Red Cell Agreement has been amended as set forth in
         Exhibit 7.4, which Exhibit is incorporated herein by reference.

                               Page 3 of 6 Pages
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Item 7.  MATERIALS TO BE FILED AS EXHIBITS.
         Exhibit 7.4 Letter, dated June 28, 2001, amending Section 4.2 of that certain Development, Manufacturing and Marketing Agreement, effective as of April 1, 1996, and amended and restated effective as of June 30, 1998 by and between Baxter Healthcare Corporation and Cerus Corporation.

                               Page 4 of 6 Pages
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                               S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned corporations certifies that the information set forth in this Statement is true, complete and correct.


Dated: July 2, 2001


                                   BAXTER HEALTHCARE CORPORATION


                                   By: /S/Jan Stern Reed
                                       --------------------------
                                       Corporate Secretary



                                   BAXTER INTERNATIONAL INC.


                                   By: /S/Jan Stern Reed
                                       --------------------------
                                       Corporate Secretary

                               Page 5 of 6 Pages